Exhibit (a)(1)(J)

June 26, 2014

Dear Investors in 112 West 34th Street Associates L.L.C., 112 West 34th Street Company L.L.C. and 1400 Broadway Associates L.L.C.:

In accord with your prior consent and election, when your investment entity completes its planned sale of its property to Empire State Realty OP, L.P. (ESRO) next month, you will receive operating partnership units in ESRO. This is to alert you to an offering which will then be available to you.

ESRO recently offered its current holders the option to exchange their existing units for new Private Perpetual Preferred Units, yielding an immediate increase in current distributions of more than 75%. We have received inquiries from investors in your investment entities as to whether they would be able to tender their units for Private Perpetual Preferred Units. To accommodate these investors, we are now extending the expiration of this offering to August 21, to permit your participation after you receive your new units, expected in late July.

For your current overview, enclosed is my letter to all unitholders at the May 28 commencement of the offering. When you receive your new units, we will send you the full offering package, including instructions on how to complete the related forms if you wish to make the exchange for any or all of your units.

Should you have any question now or at any time, you may contact the information agent, MacKenzie Partners, Inc., toll-free at (888) 410-7850.

Sincerely,

EMPIRE STATE REALTY OP, L.P.
By: Empire State Realty Trust, Inc., its general partner

/s/ Anthony E. Malkin

Anthony E. Malkin
Chairman, Chief Executive Officer and President